UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
28 April 2021
Commission File number 001-15246
LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)
25 Gresham Street
London
EC2V 7HN
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1) ________.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7) ________.
This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File No. 333-231902) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

FORWARD LOOKING STATEMENTS
This document contains certain forward looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and section 27A of the US Securities Act of 1933, as amended, with respect to the business, strategy, plans and/or results of Lloyds Banking Group plc together with its subsidiaries (the Group) and its current goals and expectations relating to its future financial condition and performance. Statements that are not historical or current facts, including statements about the Group's or its directors' and/or management's beliefs and expectations, are forward looking statements. Words such as ‘believes’, ‘achieves’, ‘anticipates’, ‘estimates’, ‘expects’, ‘targets’, ‘should’, ‘intends’, ‘aims’, ‘projects’, ‘plans’, ‘potential’, ‘will’, ‘would’, ‘could’, ‘considered’, ‘likely’, ‘may’, ‘seek’, ‘estimate’ and variations of these words and similar future or conditional expressions are intended to identify forward looking statements but are not the exclusive means of identifying such statements. Examples of such forward looking statements include, but are not limited to, statements or guidance relating to: projections or expectations of the Group’s future financial position including profit attributable to shareholders, provisions, economic profit, dividends, capital structure, portfolios, net interest margin, capital ratios, liquidity, risk-weighted assets (RWAs), expenditures or any other financial items or ratios; litigation, regulatory and governmental investigations; the Group’s future financial performance; the level and extent of future impairments and write-downs; statements of plans, objectives or goals of the Group or its management including in respect of statements about the future business and economic environments in the UK and elsewhere including, but not limited to, future trends in interest rates, foreign exchange rates, credit and equity market levels and demographic developments; statements about competition, regulation, disposals and consolidation or technological developments in the financial services industry; and statements of assumptions underlying such statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future. Factors that could cause actual business, strategy, plans and/or results (including but not limited to the payment of dividends) to differ materially from forward looking statements made by the Group or on its behalf include, but are not limited to: general economic and business conditions in the UK and internationally; market related trends and developments; fluctuations in interest rates, inflation, exchange rates, stock markets and currencies; any impact of the transition from IBORs to alternative reference rates; the ability to access sufficient sources of capital, liquidity and funding when required; changes to the Group’s credit ratings; the ability to derive cost savings and other benefits including, but without limitation, as a result of any acquisitions, disposals and other strategic transactions; potential changes in dividend policy; the ability to achieve strategic objectives; the Group’s ESG targets and/or commitments; changing customer behaviour including consumer spending, saving and borrowing habits; changes to borrower or counterparty credit quality impacting the recoverability and value of balance sheet assets; concentration of financial exposure; management and monitoring of conduct risk; exposure to counterparty risk (including but not limited to third parties conducting illegal activities without the Group’s knowledge); instability in the global financial markets, including Eurozone instability, instability as a result of uncertainty surrounding the exit by the UK from the European Union (EU) and the EU-UK Trade and Cooperation Agreement, instability as a result of the potential for other countries to exit the EU or the Eurozone, and the impact of any sovereign credit rating downgrade or other sovereign financial issues; political instability including as a result of any UK general election and any further possible referendum on Scottish independence; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; natural, pandemic (including but not limited to the COVID-19 pandemic) and other disasters, adverse weather and similar contingencies outside the Group’s control; inadequate or failed internal or external processes or systems; acts of war, other acts of hostility, terrorist acts and responses to those acts, or other such events; geopolitical unpredictability; risks relating to sustainability and climate change, including the Group’s ability along with the government and other stakeholders to manage and mitigate the impacts of climate change effectively; changes in laws, regulations, practices and accounting standards or taxation, including as a result of the UK’s exit from the EU; changes to regulatory capital or liquidity requirements (including regulatory measures to restrict distributions to address potential capital and liquidity stress) and similar contingencies outside the Group’s control; the policies, decisions and actions of governmental or regulatory authorities or courts in the UK, the EU, the US or elsewhere including the implementation and interpretation of key laws, legislation and regulation together with any resulting impact on the future structure of the Group; the ability to attract and retain senior management and other employees and meet its diversity objectives; actions or omissions by the Group's directors, management or employees including industrial action; changes in the Group's ability to develop sustainable finance products and the Group's capacity to measure the climate impact from its financing activity, which may affect the Group's ability to achieve its climate ambition; changes to the Group's post-retirement defined benefit scheme obligations; the extent of any future impairment charges or write-downs caused by, but not limited to, depressed asset valuations, market disruptions and illiquid markets; the value and effectiveness of any credit protection purchased by the Group; the inability to hedge certain risks economically; the adequacy of loss reserves; the actions of competitors, including non-bank financial services, lending companies and digital innovators and disruptive technologies; and exposure to regulatory or competition scrutiny, legal, regulatory or competition proceedings, investigations or complaints. Please refer to the latest Annual Report on Form 20-F filed by Lloyds Banking Group plc with the US Securities and Exchange Commission (the SEC), which is available on the SEC’s website at www.sec.gov, for a discussion of certain factors and risks. Lloyds Banking Group plc may also make or disclose written and/or oral forward looking statements in reports filed with or furnished to the SEC, Lloyds Banking Group plc annual reviews, half-year announcements, proxy statements, offering circulars, prospectuses, press releases and other written materials and in oral statements made by the directors, officers or employees of Lloyds Banking Group plc to third parties, including financial analysts. Except as required by any applicable law or regulation, the forward looking statements contained in this document are made as of today's date, and the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward looking statements contained in this document to reflect any change in the Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. The information, statements and opinions contained in this document do not constitute a public offer under any applicable law or an offer to sell any securities or financial instruments or any advice or recommendation with respect to such securities or financial instruments.

EXPLANATORY NOTE
This report on Form 6-K contains the interim report of Lloyds Banking Group plc, which includes the unaudited consolidated interim results for the three months ended 31 March 2021, and is being incorporated by reference into the Registration Statement with File No. 333-231902.

FINANCIAL REVIEW

Income statement
In the three months to 31 March 2021 the Group reported a profit before tax of £1,898 million compared to £74 million in the same period in 2020, representing an increase of £1,824 million largely reflecting the improved economic outlook for the UK in the current quarter compared to the deterioration assumed in the first quarter of 2020. Profit after tax was £1,397 million and earnings per share were 1.8 pence.
Total income, net of insurance claims, increased by £56 million, or 1 per cent, to £3,871 million in the three months to 31 March 2021 compared to £3,815 million in the first three months of 2020; there was an increase of £2,975 million in other income, net of insurance claims, offset by a decrease of £2,919 million in net interest income.
Net interest income was £2,266 million, a decrease of £2,919 million compared to £5,185 million in the three months to 31 March 2020. During the first three months of the year amounts payable to unitholders in Open-Ended Investment Companies (OEICs) included in net interest income amounted to £342 million compared to a credit of £2,274 million in the three months to 31 March 2020, due to an improved outturn from UK equity markets. In the three months to 31 March 2021 the FTSE All Share TR index rose by 2.9 per cent whereas it fell by 25.1 per cent in the comparative period.
Excluding these amounts, net interest income was down £303 million, or 10 per cent, to £2,608 million compared to £2,911 million in the first three months of 2020. The net interest margin reduced as a result of the lower rate environment. Average interest-earning assets increased driven by growth in the open mortgage book and an increase in government-backed lending, partially offset by lower balances in unsecured personal loans, credit cards and motor finance, as well as the effects of the continued optimisation of the Corporate and Institutional book within Commercial Banking.
Other income net of insurance claims amounted to £1,605 million in the three months to 31 March 2021. Net fee and commission income was little changed at £303 million as reduced card and other transaction-based income streams, reflecting lower levels of customer activity during the pandemic, have been offset by increased commercial banking fees. Net trading income in the Group’s banking activities increased to £320 million as a result of a strong performance in the equities business. Other operating income increased to £335 million as a result of an improvement in income from the value of in-force insurance business, reflecting a beneficial economic variance, in part offset by lower levels of operating lease rental income as a result of the reduced Lex Autolease vehicle fleet size and lower gains on the disposal of financial assets at fair value through other comprehensive income.
Total operating expenses increased by £23 million to £2,327 million compared to £2,304 million in the first three months of 2020. There was an increase of £45 million in operating costs reflecting higher restructuring costs, primarily technology research and development costs and severance, as well as slightly higher property transformation costs. These were partially offset by a reduction in depreciation of tangible fixed assets due to the reduced Lex Autolease vehicle fleet size. Staff costs were little changed. The charge in respect of regulatory provisions was £22 million lower at £65 million and related to pre-existing programmes.
As highlighted in the 2020 results, in relation to HBOS Reading, decisions from the independent panel re-review on direct and consequential losses will start to be issued during 2021. This is likely to result in further charges but it is not possible to estimate the potential impact at this stage.
There was a net release of expected credit loss allowances (ECLs) in the quarter of £354 million, compared to a charge of £1,437 million in the first quarter of 2020, largely reflecting the improved UK economic outlook.
The ECL allowance in respect of loans and advances to customers remains high by historical standards at £5,224 million, a coverage ratio of 1.0 per cent. This is consistent with the Group's updated macroeconomic projections. It assumes that a large proportion of expected losses will crystallise over the next 12 to 18 months as support measures subside and unemployment increases.

FINANCIAL REVIEW (continued)
Credit performance has remained stable in the quarter, with the flow of assets into arrears, defaults and write-offs remaining at low levels in part due to the continued effectiveness of support schemes, including the Coronavirus Job Retention Scheme and payment holidays extended by the Group which have now largely matured. The Group has maintained judgemental ECL allowances in respect of losses assumed to have been suppressed over the last 12 months by support schemes, given that cumulative losses remain lower than would have ordinarily been anticipated.
The Group's £400 million central overlay has been maintained. It was added at the year end in recognition of the significant uncertainty with regard to the efficacy of the vaccine, the vaccination rollout, potential virus mutations and economic performance post lockdown restrictions and Government support. Although the base case outlook has improved in the first quarter, the Group still considers these risks to remain and that the conditioning assumptions for the base case and associated scenarios around this do not necessarily capture these unprecedented risks.
The Group recognised a tax expense of £501 million in the period compared to a credit of £406 million in the first three months of 2020. The prior year credit included an uplift in deferred tax assets following the announcement by the UK Government that it would maintain the corporation tax rate at 19 per cent. On 3 March 2021, the Government announced its intention to increase the rate of corporation tax from 19 per cent to 25 per cent with effect from 1 April 2023. Had this change in corporation tax rate been substantively enacted at 31 March 2021, the impact would have been to recognise a c.£1 billion deferred tax credit in the income statement and a c.£150 million debit within other comprehensive income, increasing the Group's net deferred tax asset by c.£850 million.
Balance sheet
Total assets were £1,733 million lower at £869,536 million at 31 March 2021 compared to £871,269 million at 31 December 2020. Financial assets at amortised cost decreased by £4,456 million, or 1 per cent, to £510,538 million at 31 March 2021 compared to £514,994 million at 31 December 2020, as a result of a £6,379 million decrease in bank and customer reverse repurchase agreement balances. Other loans and advances to customers, net of impairment allowances, were £3,306 million higher as increases in the open mortgage book, motor finance and SME lending were only partially offset by reductions in the closed mortgage book, other retail balances and larger corporate lending. Derivative assets were £6,189 million lower at £23,424 million compared to £29,613 million at 31 December 2020, reflecting reduced volumes and movements in interest and exchange rates over the first three months of 2021. These reductions were partly offset by an increase in cash and balances at central banks which were £10,275 million higher at £83,532 million reflecting increased liquidity holdings.
Total liabilities were £1,850 million lower at £820,006 million compared to £821,856 million at 31 December 2020. Deposits from banks were £4,992 million lower at £26,473 million reflecting the reduced need for wholesale funding following further growth in customer deposits and derivative liabilities were £7,475 million lower. Customer deposits increased by £10,820 million, or 2 per cent, to £470,888 million compared to £460,068 million at 31 December 2020, as a result of growth in retail current and savings accounts and commercial deposits.
Shareholders’ equity was little changed at £43,427 million as profit retentions were largely offset by movements in the cash flow hedging reserve.
Capital
The Group's common equity tier 1 (CET1) capital ratio has increased from 16.2 per cent at 31 December 2020 to 16.7 per cent1 at 31 March 2021, primarily as a result of profit for the period and a reduction in risk-weighted assets, partially offset by pension contributions. The transitional total capital ratio reduced to 23.0 per cent1 (31 December 2020: 23.3 per cent) and the transitional minimum requirement for own funds and eligible liabilities (MREL) reduced to 36.1 per cent1 (31 December 2020: 36.4 per cent) reflecting the impact of movements in rates and the annual reduction in transitional limits applied to legacy tier 1 and tier 2 instruments, which more than offset the increase in CET1 capital. The UK leverage ratio increased to 6.0 per cent1.
Risk-weighted assets reduced by £3.8 billion during the quarter, primarily driven by optimisation activity undertaken in Commercial Banking of around £2.5 billion, and foreign exchange and other market impacts of £1.1 billion, alongside limited credit migration and balance sheet growth.

FINANCIAL REVIEW (continued)
The PRA is continuing to consult on a proposal to reverse the revised capital treatment of intangible software assets that was implemented in December 2020 via EU capital regulations. Should the PRA proceed with their proposal then the reinstatement of the original requirement to deduct these assets from capital will come into force during the year. This would lead to a c.50 basis points reduction in the Group's CET1 capital ratio (net of a reduction in associated risk-weighted assets) and based on the position at 31 March 2021 the ratio would reduce to 16.2 per cent1.
As previously noted the Group will update the market on interim dividend payments with the half-year results, subsequent to reviewing the PRA's update on distributions which is expected ahead of the half-year results reporting cycle for the large UK banks. In the interim the Group's dividend accrual for capital purposes has been made on an appropriately prudent basis (currently based upon a pro-rated amount of the 2020 full year dividend) in accordance with PRA guidance. As previously stated, the Board intends to resume its progressive and sustainable ordinary dividend policy with the dividend at a higher level than 2020.
1Incorporating profits for the period that remain subject to formal verification in accordance with the Capital Requirements Regulation.

CONDENSED CONSOLIDATED INCOME STATEMENT (UNAUDITED)

	Three months ended 31 Mar 2021	Three months ended 31 Mar 2020
	£m	£m

Net interest income	2,266	5,185
Other income	4,608	(17,877)
Total income	6,874	(12,692)
Insurance claims	(3,003)	16,507
Total income, net of insurance claims	3,871	3,815
Total operating expenses	(2,327)	(2,304)
Impairment	354	(1,437)
Profit before tax	1,898	74
Tax (expense) credit	(501)	406
Profit for the period	1,397	480

Profit attributable to ordinary shareholders	1,275	348
Profit attributable to other equity holders	107	118
Profit attributable to equity holders	1,382	466
Profit attributable to non-controlling interests	15	14
Profit for the period	1,397	480

Basic earnings per share	1.8p	0.5p
Diluted earnings per share	1.8p	0.5p

CONDENSED CONSOLIDATED BALANCE SHEET

	At 31 Mar 2021	At 31 Dec 2020
	£m (unaudited)	£m (audited)

Assets
Cash and balances at central banks	83,532	73,257
Financial assets at fair value through profit or loss	171,812	171,626
Derivative financial instruments	23,424	29,613
Loans and advances to banks	9,138	10,746
Loans and advances to customers	496,327	498,843
Debt securities	5,073	5,405
Financial assets at amortised cost	510,538	514,994
Financial assets at fair value through other comprehensive income	23,328	27,603
Assets arising from contracts held with reinsurers	19,990	20,385
Other assets	36,912	33,791
Total assets	869,536	871,269

Liabilities
Deposits from banks	26,473	31,465
Customer deposits	470,888	460,068
Financial liabilities at fair value through profit or loss	23,046	22,646
Derivative financial instruments	19,838	27,313
Debt securities in issue	83,784	87,397
Liabilities arising from insurance and investment contracts	155,637	154,512
Subordinated liabilities	13,468	14,261
Other liabilities	26,872	24,194
Total liabilities	820,006	821,856

Ordinary shareholders’ equity	43,427	43,278
Other equity instruments	5,906	5,906
Non-controlling interests	197	229
Total equity	49,530	49,413
Total equity and liabilities	869,536	871,269

ADDITIONAL FINANCIAL INFORMATION
1.Basis of presentation
This release covers the results of Lloyds Banking Group plc (the Company) together with its subsidiaries (the Group) for the three months ended 31 March 2021.
Accounting policies
The accounting policies are consistent with those applied by the Group in its 2020 Annual Report on Form 20-F.
2.Capital
Capital and leverage ratios reported as at 31 March 2021 incorporate profits for the three months that remain subject to formal verification in accordance with the Capital Requirements Regulation. The Group’s Q1 2021 Interim Pillar 3 Report can be found at: https://www.lloydsbankinggroup.com/investors/financial-downloads.html
3.UK economic assumptions
Base case scenario by quarter
Key quarterly assumptions made by the Group are shown below. Gross domestic product is presented quarter on quarter, house price growth and commercial real estate growth is presented year on year.

	First quarter 2021	Second quarter 2021	Third quarter 2021	Fourth quarter 2021	First quarter 2022	Second quarter 2022	Third quarter 2022	Fourth quarter 2022
	%	%	%	%	%	%	%	%

Gross domestic product	(1.6)	3.7	1.5	1.2	1.4	0.9	0.5	0.4
UK Bank Rate	0.10	0.10	0.10	0.10	0.10	0.10	0.10	0.10
Unemployment rate	5.2	5.6	6.2	7.0	6.7	6.3	6.0	5.7
House price growth	4.9	6.1	0.7	(0.8)	(0.8)	(1.1)	(0.4)	0.5
Commercial real estate price growth	(4.5)	(1.0)	(1.0)	(1.8)	(0.8)	(0.2)	1.2	1.9

ADDITIONAL FINANCIAL INFORMATION (continued)
3.UK economic assumptions (continued)
Scenarios by year
Key annual assumptions made by the Group are shown below. Gross domestic product is presented as an annual change, house price growth and commercial real estate price growth are presented as the growth in the respective indices within the period. UK Bank Rate and unemployment rate are averages for the period.

	2021	2022	2023	2024	2025	2021-2025
At 31 March 2021%		%	%	%	%	%

Upside
Gross domestic product	5.7	4.6	1.4	1.3	1.2	2.8
UK Bank Rate	0.81	1.19	0.98	1.20	1.43	1.12
Unemployment rate	4.9	4.9	4.4	4.2	4.1	4.5
House price growth	0.8	4.0	6.0	4.3	3.6	3.7
Commercial real estate price growth	9.3	4.8	2.3	(0.4)	(0.4)	3.1

Base case
Gross domestic product	5.0	5.0	1.6	1.3	1.3	2.8
UK Bank Rate	0.10	0.10	0.21	0.44	0.69	0.31
Unemployment rate	6.0	6.2	5.4	5.0	4.8	5.5
House price growth	(0.8)	0.5	2.2	1.7	1.7	1.1
Commercial real estate price growth	(1.8)	1.9	1.5	0.8	0.6	0.6

Downside
Gross domestic product	4.5	4.2	1.4	1.1	1.3	2.5
UK Bank Rate	0.12	0.12	0.09	0.17	0.33	0.17
Unemployment rate	6.9	7.7	6.9	6.3	5.9	6.8
House price growth	(4.1)	(6.9)	(5.2)	(3.9)	(2.2)	(4.5)
Commercial real estate price growth	(9.0)	(4.0)	(0.6)	0.0	0.9	(2.6)

Severe downside
Gross domestic product	2.8	3.4	1.1	1.3	1.4	2.0
UK Bank Rate	0.03	0.01	0.02	0.03	0.05	0.03
Unemployment rate	8.4	10.0	9.0	8.1	7.4	8.6
House price growth	(5.9)	(11.7)	(10.7)	(7.9)	(4.1)	(8.1)
Commercial real estate price growth	(19.8)	(11.3)	(4.7)	(1.0)	1.1	(7.5)

ADDITIONAL FINANCIAL INFORMATION (continued)
3.UK economic assumptions (continued)

	2020	2021	2022	2023	2024	2020-2024
At 31 December 2020%		%	%	%	%	%

Upside
Gross domestic product	(10.5)	3.7	5.7	1.7	1.5	0.3
UK Bank Rate	0.10	1.14	1.27	1.20	1.21	0.98
Unemployment rate	4.3	5.4	5.4	5.0	4.5	5.0
House price growth	6.3	(1.4)	5.2	6.0	5.0	4.2
Commercial real estate price growth	(4.6)	9.3	3.9	2.1	0.3	2.1

Base case
Gross domestic product	(10.5)	3.0	6.0	1.7	1.4	0.1
UK Bank Rate	0.10	0.10	0.10	0.21	0.25	0.15
Unemployment rate	4.5	6.8	6.8	6.1	5.5	5.9
House price growth	5.9	(3.8)	0.5	1.5	1.5	1.1
Commercial real estate price growth	(7.0)	(1.7)	1.6	1.1	0.6	(1.1)

Downside
Gross domestic product	(10.6)	1.7	5.1	1.4	1.4	(0.4)
UK Bank Rate	0.10	0.06	0.02	0.02	0.03	0.05
Unemployment rate	4.6	7.9	8.4	7.8	7.0	7.1
House price growth	5.6	(8.4)	(6.5)	(4.7)	(3.0)	(3.5)
Commercial real estate price growth	(8.7)	(10.6)	(3.2)	(0.8)	(0.8)	(4.9)

Severe downside
Gross domestic product	(10.8)	0.3	4.8	1.3	1.2	(0.8)
UK Bank Rate	0.10	0.00	0.00	0.01	0.01	0.02
Unemployment rate	4.8	9.9	10.7	9.8	8.7	8.8
House price growth	5.3	(11.1)	(12.5)	(10.7)	(7.6)	(7.5)
Commercial real estate price growth	(11.0)	(21.4)	(9.8)	(3.9)	(0.8)	(9.7)

ADDITIONAL FINANCIAL INFORMATION (continued)
4.Group loans and advances to customers and expected credit loss allowances

	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 2 as % of total	Stage 3 as % of total
At 31 March 2021	£m	£m	£m	£m	£m

Loans and advances to customers
UK Mortgages	258,215	27,863	1,880	12,219	300,177	9.3	0.6
Credit cards	10,663	3,198	354	—	14,215	22.5	2.5
Loans and overdrafts	7,652	1,439	324	—	9,415	15.3	3.4
UK Motor Finance	12,947	2,256	232	—	15,435	14.6	1.5
Other	18,170	1,218	182	—	19,570	6.2	0.9
Retail	307,647	35,974	2,972	12,219	358,812	10.0	0.8
SME	28,063	3,322	860	—	32,245	10.3	2.7
Other	46,297	6,331	2,526	—	55,154	11.5	4.6
Commercial Banking	74,360	9,653	3,386	—	87,399	11.0	3.9
Insurance and Wealth	856	33	59	—	948	3.5	6.2
Central items[1]	54,385	—	7	—	54,392	—	—
Total gross lending	437,248	45,660	6,424	12,219	501,551	9.1	1.3
ECL allowance on drawn balances	(1,266)	(1,870)	(1,854)	(234)	(5,224)
Net balance sheet carrying value	435,982	43,790	4,570	11,985	496,327

Group ECL allowance (drawn and undrawn)
UK Mortgages	97	451	188	235	971	46.4	19.4
Credit cards	185	516	165	—	866	59.6	19.1
Loans and overdrafts	210	334	163	—	707	47.2	23.1
UK Motor Finance[2]	177	171	155	—	503	34.0	30.8
Other	51	117	53	—	221	52.9	24.0
Retail	720	1,589	724	235	3,268	48.6	22.2
SME	130	162	123	—	415	39.0	29.6
Other	193	316	999	—	1,508	21.0	66.2
Commercial Banking	323	478	1,122	—	1,923	24.9	58.3
Insurance and Wealth	11	1	10	—	22	4.5	45.5
Central items	400	—	6	—	406	—	1.5
Total ECL allowance (drawn and undrawn)	1,454	2,068	1,862	235	5,619	36.8	33.1

Group ECL allowances (drawn and undrawn) as a percentage of loans and advances to customers[3]
UK Mortgages	—	1.6	10.0	1.9	0.3
Credit cards	1.7	16.1	56.9	—	6.1
Loans and overdrafts	2.7	23.2	64.7	—	7.6
UK Motor Finance	1.4	7.6	66.8	—	3.3
Other	0.3	9.6	40.2	—	1.1
Retail	0.2	4.4	26.0	1.9	0.9
SME	0.5	4.9	16.8	—	1.3
Other	0.4	5.0	39.6	—	2.7
Commercial Banking	0.4	5.0	34.5	—	2.2
Insurance and Wealth	1.3	3.0	16.9	—	2.3
Central items	0.7	—	85.7	—	0.7
Total ECL allowances (drawn and undrawn) as a percentage of loans and advances to customers	0.3	4.5	30.5	1.9	1.1
1Includes reverse repos of £52.8 billion.
2UK Motor Finance for Stages 1 and 2 include £168 million relating to provisions against residual values of vehicles subject to finance leasing agreements. These provisions are included within the calculation of coverage ratios.
3Total and Stage 3 ECL allowances as a percentage of drawn balances exclude loans in recoveries in Retail of £186 million, and in Commercial Banking of £135 million.

ADDITIONAL FINANCIAL INFORMATION (continued)
4.Group loans and advances to customers and expected credit loss allowances (continued)

	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 2 as % of total	Stage 3 as % of total
At 31 December 2020	£m	£m	£m	£m	£m

Loans and advances to customers
UK Mortgages	251,418	29,018	1,859	12,511	294,806	9.8	0.6
Credit cards	11,496	3,273	340	—	15,109	21.7	2.3
Loans and overdrafts	7,710	1,519	307	—	9,536	15.9	3.2
UK Motor Finance	12,786	2,216	199	—	15,201	14.6	1.3
Other	17,879	1,304	184	—	19,367	6.7	1.0
Retail	301,289	37,330	2,889	12,511	354,019	10.5	0.8
SME	27,015	4,500	791	—	32,306	13.9	2.4
Other	43,543	9,816	2,733	—	56,092	17.5	4.9
Commercial Banking	70,558	14,316	3,524	—	88,398	16.2	4.0
Insurance and Wealth	832	13	70	—	915	1.4	7.7
Central items[1]	61,264	—	7	—	61,271	—	—
Total gross lending	433,943	51,659	6,490	12,511	504,603	10.2	1.3
ECL allowance on drawn balances	(1,372)	(2,145)	(1,982)	(261)	(5,760)
Net balance sheet carrying value	432,571	49,514	4,508	12,250	498,843

Group ECL allowance (drawn and undrawn)
UK Mortgages	107	468	191	261	1,027	45.6	18.6
Credit cards	240	530	153	—	923	57.4	16.6
Loans and overdrafts	224	344	147	—	715	48.1	20.6
UK Motor Finance[2]	197	171	133	—	501	34.1	26.5
Other	46	124	59	—	229	54.1	25.8
Retail	814	1,637	683	261	3,395	48.2	20.1
SME	142	234	126	—	502	46.6	25.1
Other	217	507	1,169	—	1,893	26.8	61.8
Commercial Banking	359	741	1,295	—	2,395	30.9	54.1
Insurance and Wealth	11	1	11	—	23	4.3	47.8
Central items	400	—	6	—	406	—	1.5
Total ECL allowance (drawn and undrawn)	1,584	2,379	1,995	261	6,219	38.3	32.1

Group ECL allowances (drawn and undrawn) as a percentage of loans and advances to customers[3]
UK Mortgages	—	1.6	10.3	2.1	0.3
Credit cards	2.1	16.2	56.0	—	6.1
Loans and overdrafts	2.9	22.6	64.2	—	7.6
UK Motor Finance	1.5	7.7	66.8	—	3.3
Other	0.3	9.5	39.3	—	1.2
Retail	0.3	4.4	25.2	2.1	1.0
SME	0.5	5.2	19.1	—	1.6
Other	0.5	5.2	42.9	—	3.4
Commercial Banking	0.5	5.2	38.2	—	2.7
Insurance and Wealth	1.3	7.7	15.7	—	2.5
Central items	0.7	—	85.7	—	0.7
Total ECL allowances (drawn and undrawn) as a percentage of loans and advances to customers	0.4	4.6	32.3	2.1	1.2
1Includes reverse repos of £58.6 billion.
2UK Motor Finance for Stages 1 and 2 include £192 million relating to provisions against residual values of vehicles subject to finance leasing agreements. These provisions are included within the calculation of coverage ratios.
3Total and Stage 3 ECL allowances as a percentage of drawn balances exclude loans in recoveries in Retail of £179 million, and in Commercial Banking of £138 million.

ADDITIONAL FINANCIAL INFORMATION (continued)
5.Group Stage 2 loans and advances to customers

	Up to date				1-30 days past due[2]		Over 30 days past due		Total
	PD movements		Other[1]
	Gross lending	ECL[3]	Gross lending	ECL[3]	Gross lending	ECL[3]	Gross lending	ECL[3]	Gross lending	ECL[3]
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

At 31 March 2021
UK Mortgages	20,920	199	3,220	127	1,856	44	1,867	81	27,863	451
Credit cards	2,905	404	190	74	75	23	28	15	3,198	516
Loans and overdrafts	904	202	366	63	131	49	38	20	1,439	334
UK Motor Finance	765	62	1,324	55	128	36	39	18	2,256	171
Other	473	67	589	34	69	9	87	7	1,218	117
Retail	25,967	934	5,689	353	2,259	161	2,059	141	35,974	1,589
SME	3,026	148	208	8	35	3	53	3	3,322	162
Other	6,055	307	100	3	60	6	116	—	6,331	316
Commercial Banking	9,081	455	308	11	95	9	169	3	9,653	478
Insurance and Wealth	19	—	11	1	2	—	1	—	33	1
Central items	—	—	—	—	—	—	—	—	—	—
Total	35,067	1,389	6,008	365	2,356	170	2,229	144	45,660	2,068

At 31 December 2020
UK Mortgages	22,569	215	3,078	131	1,648	43	1,723	79	29,018	468
Credit cards	2,924	408	220	76	93	27	36	19	3,273	530
Loans and overdrafts	959	209	388	68	126	45	46	22	1,519	344
UK Motor Finance	724	62	1,321	55	132	37	39	17	2,216	171
Other	512	56	651	44	69	14	72	10	1,304	124
Retail	27,688	950	5,658	374	2,068	166	1,916	147	37,330	1,637
SME	4,229	219	150	6	40	5	81	4	4,500	234
Other	9,505	501	97	3	37	2	177	1	9,816	507
Commercial Banking	13,734	720	247	9	77	7	258	5	14,316	741
Insurance and Wealth	1	—	12	1	—	—	—	—	13	1
Central items	—	—	—	—	—	—	—	—	—	—
Total	41,423	1,670	5,917	384	2,145	173	2,174	152	51,659	2,379
1Includes forbearance, client and product-specific indicators not reflected within quantitative PD assessments.
2Includes assets that have triggered PD movements, or other rules, given that being 1-29 days in arrears in and of itself is not a Stage 2 trigger.
3Expected credit loss allowances on loans and advances to customers (drawn and undrawn).

ADDITIONAL FINANCIAL INFORMATION (continued)
6.Commercial Banking lending in key coronavirus-impacted sectors1

	At 31 March 2021				At 31 December 2020
	Drawn	Undrawn	Drawn and undrawn	Drawn as a % of Group loans and advances	Drawn	Undrawn	Drawn and undrawn	Drawn as a % of Group loans and advances
	£bn	£bn	£bn	%	£bn	£bn	£bn	%

Retail non-food	2.1	1.6	3.7	0.4	2.1	1.7	3.8	0.4
Automotive dealerships[2]	2.0	1.7	3.7	0.4	1.8	2.0	3.8	0.4
Oil and gas	1.1	2.5	3.6	0.2	1.1	2.7	3.8	0.2
Construction	0.7	1.5	2.2	0.1	0.8	1.7	2.5	0.2
Passenger transport	1.4	0.8	2.2	0.3	1.1	1.1	2.2	0.2
Hotels	1.6	0.3	1.9	0.4	1.8	0.3	2.1	0.4
Leisure	0.5	0.7	1.2	0.1	0.6	0.7	1.3	0.1
Restaurants and bars	0.6	0.4	1.0	0.1	0.6	0.5	1.1	0.1
Total	10.0	9.5	19.5	2.0	9.9	10.7	20.6	2.0
1Lending classified using ONS Standard Industrial Classification codes at legal entity level; drawn balances exclude c.£1 billion lending under the Coronavirus Business Interruption Loan Scheme and the Bounce Back Loan Scheme.
2Automotive dealerships includes Black Horse Motor Wholesale lending (within Retail).
7.Support measures
Retail payment holiday characteristics1

	Mortgages		Cards		Loans		Motor		Total
	000s	£bn	000s	£bn	000s	£bn	000s	£bn	000s	£bn

Total payment holidays granted	491	61.6	341	1.7	304	2.4	161	2.2	1,297	68.0
First payment holiday still in force	6	0.9	10	0.0	7	0.1	5	0.1	29	1.1
Matured payment holidays – repaying	443	55.4	282	1.4	259	2.1	139	1.8	1,123	60.7
Matured payment holidays – extended	15	2.0	9	0.0	14	0.1	6	0.1	43	2.3
Matured payment holidays – missed payment	27	3.3	41	0.2	24	0.2	11	0.2	103	3.9

As a percentage of total matured
Matured payment holidays – repaying	91%	91%	85%	85%	87%	87%	89%	86%	89%	91%
Matured payment holidays – extended	3%	3%	3%	3%	5%	5%	4%	5%	3%	3%
Matured payment holidays – missed payment	6%	5%	12%	12%	8%	8%	7%	9%	8%	6%
1.Data as at 31 March 2021. Analysis of mortgage payment holidays excludes St James Place, Intelligent Finance and Tesco; motor finance payment holidays excludes Lex Autolease. Total payment holidays granted are equal to the sum of first payment holiday still in force and matured payment holidays. Charged-off balances are included within missed payments. Totals and percentages are calculated using unrounded numbers.
Government-backed loan scheme approvals and value1

	000s	£bn

Coronavirus Business Interruption Loan Scheme	10.5	2.5
Bounce Back Loan Scheme	343.3	9.7
Coronavirus Large Business Interruption Loan Scheme	0.1	0.7
Total	353.9	12.9
1Data as at 2 April 2021.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LLOYDS BANKING GROUP plc

By:	/s/ W Chalmers
Name:	William Chalmers
Title:	Chief Financial Officer

Dated:	28 April 2021